UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OFG Bancorp

File No. 1-12647 - CF#36519

OFG Bancorp submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to the Form 10-Q filed on August 3, 2018. In addition, OFG Bancorp requested an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by OFG Bancorp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.1	10-Q	8/3/2018	May 31, 2026
10.16	10-K	3/3/2014	May 31, 2026
10.23	10-K	3/28/2007	May 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary